June 9, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	PHX Minerals Inc.

Acceleration Request
Registration Statement on Form S-3
Filed May 26, 2021
File No. 333-256496

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PHX Minerals Inc., an Oklahoma corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-256496 (the “Registration Statement”), to become effective at 4:00 PM EST on June 11, 2021, or as soon thereafter as is practicable.

Please contact Mark L. Jones of Baker & Hostetler LLP at (713) 906-6001 or mjones@bakerlaw.com, as soon as the Registration Statement has been declared effective, or if you have any questions regarding this matter.

Sincerely,

PHX Minerals Inc. By: /s/ Ralph D’Amico Name: Ralph D’Amico Title: Chief Financial Officer and Secretary cc: Mark L. Jones, Baker & Hostetler LLP